                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                                   AMENDMENT NO. 1

                      Under the Securities Exchange Act of 1934

                           RESOURCES PENSION SHARES 5, L.P.
           ________________________________________________________________
                                   (Name of Issuer)


                        Units of Limited Partnership Interest
           ________________________________________________________________
                            (Title of Class of Securities)


           ________________________________________________________________
                                    (CUSIP Number)

                                     Arthur Amron
                                411 West Putnam Avenue
                                 Greenwich, CT  06830
           ________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                            Copy to Judith D. Fryer,  Esq.
                 Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel
                           153 East 53rd Street, 35th Floor
                              New York, New York  10022
                                    (212) 801-9200


                                    June 19, 1997
           ________________________________________________________________
               (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                            (Continued on following pages)
                                 (Page 1 of 24 Pages)

                                                            Page 2 of 24 Pages

(1) Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
    Persons
      Presidio Partnership II Corp.
    --------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group
    (a)            X                (b)
    ------------------------------  ------------------------------------------

(3) SEC Use Only _____________________________________________________________

(4) Source of Funds  WC
                    ----------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
    --------------------------------------------------------------------------

(6) Citizenship or Place of Organization Delaware
                                         -------------------------------------

Number of      (7) Sole Voting Power  -0-
Units Bene-                           ----------------------------------------
ficially       (8) Shared Voting Power    506,649.055*
Owned by Each                             ------------------------------------
Reporting      (9) Sole Dispositive Power  -0-
Person With                                -----------------------------------
              (10) Shared Dispositive Power  506,649.055*
                                             ---------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          506,649.055
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         ---------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   8.9%
                                                              ----------------

(14)     Type of Reporting Person    CO
                                    ------------------------------------------


----------------
*   See Item 5.

                                                            Page 3 of 24 Pages

(1) Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
    Persons
      Presidio Capital Corp.
    --------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group
    (a)            X                (b)
    ------------------------------  ------------------------------------------

(3) SEC Use Only _____________________________________________________________

(4) Source of Funds  AF
                     ---------------------------------------------------------
------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
    --------------------------------------------------------------------------

(6) Citizenship or Place of Organization Delaware
                                         -------------------------------------

Number of      (7) Sole Voting Power  -0-
Units Bene-                           ----------------------------------------
ficially       (8) Shared Voting Power    506,649.055*
Owned by Each                             ------------------------------------
Reporting      (9) Sole Dispositive Power  -0-
Person With                                -----------------------------------
              (10) Shared Dispositive Power  506,649.055*
                                             ---------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          506,649.055
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         ---------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   8.9%
                                                             -----------------
(14)     Type of Reporting Person    CO
                                    ------------------------------------------

----------------
*   See Item 5.

                                                            Page 4 of 24 Pages

(1) Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
    Persons
      Wexford Management LLC
    --------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group
    (a)            X                (b)
        -------------------------      ---------------------------------------

(3) SEC Use Only _____________________________________________________________

(4) Source of Funds  AF
                    ----------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
    --------------------------------------------------------------------------
(6) Citizenship or Place of Organization Connecticut
                                         -------------------------------------
Number of           (7) Sole Voting Power  -0-
Units Bene-                                -----------------------------------
ficially            (8) Shared Voting Power    506,649.055*
Owned by Each                                 --------------------------------
Reporting           (9) Sole Dispositive Power  -0-
Person With                                     ------------------------------
                   (10) Shared Dispositive Power  506,649.055*
                                                 -----------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          506,649.055
         ---------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         ---------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)   8.9%
                                                             -----------------

(14)     Type of Reporting Person    OO
                                    ------------------------------------------

----------------
*   See Item 5.

                                                            Page 5 of 24 Pages

(1) Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
    Person
      Charles E. Davidson
    --------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group
    (a)            X                (b)
        --------------------------      --------------------------------------

(3) SEC Use Only _____________________________________________________________

(4) Source of Funds   AF
                     ---------------------------------------------------------
    --------------------------------------------------------------------------

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _____________________________________________________________

(6) Citizenship or Place of Organization United States
                                         -------------------------------------
Number of      (7) Sole Voting Power    -0-
Units Bene-                            ---------------------------------------
ficially       (8) Shared Voting Power 570,371.911*
Owned by Each                          ---------------------------------------
Reporting      (9) Sole Dispositive Power  -0-
Person With                               ------------------------------------
              (10) Shared Dispositive Power  570,371.911*
                                            ----------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          570,371.911
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         ---------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   10%
                                                             -----------------
(14)     Type of Reporting Person    IN
                                    ------------------------------------------

----------------
*   See Item 5.

                                                            Page 6 of 24 Pages

(1) Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
    Person
      Joseph M. Jacobs
    --------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group
    (a)            X                (b)
        --------------------------      --------------------------------------

(3) SEC Use Only _____________________________________________________________

(4) Source of Funds   AF
                     ---------------------------------------------------------
                     ---------------------------------------------------------

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _____________________________________________________________

(6) Citizenship or Place of Organization United States
                                         -------------------------------------

Number of      (7) Sole Voting Power    -0-
Units Bene-                            ---------------------------------------
ficially       (8) Shared Voting Power 570,371.911*
Owned by Each                          ---------------------------------------
Reporting      (9) Sole Dispositive Power  -0-
Person With                               ------------------------------------
              (10) Shared Dispositive Power  570,371.911*
                                            ----------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          570,371.911
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         ---------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   10%
                                                             -----------------

(14)     Type of Reporting Person    IN
                                    ------------------------------------------

----------------
*   See Item 5.

                                                            Page 7 of 24 Pages

(1) Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
    Person
      T-Two Partnership Acquisition Company, L.P.
    --------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group
    (a)            X                (b)
        --------------------------      --------------------------------------

(3) SEC Use Only _____________________________________________________________

(4) Source of Funds   WC
                     ---------------------------------------------------------
                     ---------------------------------------------------------

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _____________________________________________________________

(6) Citizenship or Place of Organization Delaware
                                         -------------------------------------

Number of      (7) Sole Voting Power   -0-
Units Bene-                           ----------------------------------------
ficially       (8) Shared Voting Power 63,722.8560
Owned by Each                          ---------------------------------------
Reporting      (9) Sole Dispositive Power -0-
Person With                               ------------------------------------
              (10) Shared Dispositive Power  63,722.8560
                                            ----------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          63,722.8560
         ---------------------------------------------------------------------
         ---------------------------------------------------------------------

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         ---------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   1.1%
                                                             -----------------

(14)     Type of Reporting Person    PN
                                    ------------------------------------------

                                                            Page 8 of 24 Pages

(1) Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
    Person
      T-Two Management LLC
    --------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group
    (a)            X                (b)
        --------------------------      --------------------------------------

(3) SEC Use Only _____________________________________________________________

(4) Source of Funds   AF
                     ---------------------------------------------------------
                     ---------------------------------------------------------

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _____________________________________________________________

(6) Citizenship or Place of Organization Delaware
                                         -------------------------------------

Number of      (7) Sole Voting Power    -0-
Units Bene-                           ----------------------------------------
ficially       (8) Shared Voting Power 63,722.8560
Owned by Each                          ---------------------------------------
Reporting      (9) Sole Dispositive Power  -0-
Person With                               ------------------------------------
              (10) Shared Dispositive Power  63,722.8560
                                            ----------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          63,722.8560
         ---------------------------------------------------------------------

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         ---------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   1.1%
                                                             -----------------

(14)     Type of Reporting Person    OO
                                    ------------------------------------------

                                                            Page 9 of 24 Pages

Item 1.  Security and Issuer.

    (a)  Title and Class of Security:   This statement relates to the units of
         limited partnership interest (the "Units") of Resources Pension Shares 5, L.P. (the "Partnership"), a Delaware limited partnership.

    (b)  Issuer:   Resources Pension Shares 5, L.P.
                   411 West Putnam Avenue
                   Greenwich, Connecticut 06830


Item 2.  Identity and Background.

         I.        Presidio Partnership II Corp.

         2(a)      Name:  Presidio Partnership II Corp. (the "Company")

         2(b)      State or Place of Organization:  Delaware

         2(c)(i) Principal Business: The Company's business is acquiring equity interests in various limited partnerships, including limited partnerships the general partner of which is controlled directly or indirectly by Presidio Capital Corp., a British Virgin Islands corporation ("PCC"). PCC is the post-bankruptcy successor to Integrated Resources, Inc. ("Integrated").

                   All of the outstanding shares of capital stock of the Company are owned by PCC and Presidio Domestic Holding Company Limited, a wholly-owned subsidiary of PCC. PCC has granted to Wexford Management LLC, a Connecticut limited liability company ("Wexford"), the authority to vote and dispose of the Units held by the Company pursuant to an administrative services agreement. The controlling members of Wexford are Charles E. Davidson and Joseph M. Jacobs.

                   PCC may, by reason of its status as the indirect sole shareholder of the Company, be deemed to own beneficially the Units of which the Company possesses beneficial ownership. Wexford may, by reason of its status as administrator of PCC, be deemed to own beneficially the Units of which the Company possesses beneficial ownership. Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of their status as controlling members of Wexford, be deemed to own beneficially the Units of which the Company possesses beneficial ownership.

                                                            Page 10 of 24 Pages

                   Attached hereto as Appendix A is a list of executive officers and directors of the Company and PCC and the executive officers and members of Wexford and T-Two Management LLC, a Delaware limited liability company ("T-Two Management"), setting forth the following information with respect to each such person:

                        (a)   name and business address,

                        (b) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and

                        (c)   citizenship.

         2(c)(ii) Address of Principal Business and Office: 411 West Putnam Avenue, Greenwich, Connecticut 06830.

         II.       Presidio Capital Corp.

         2(a)      Name:  Presidio Capital Corp. ("PCC")

         2(b)      State or Place of Organization: British Virgin Islands

         2(c)(i) Principal Business: PCC is engaged in the sale, liquidation or other disposition of the assets of Integrated, title or rights to which were acquired by PCC pursuant to the Sixth Amended Plan of Reorganization Submitted by the Steinhardt Group and the Official Committee of Subordinated Bondholders, as amended, in Integrated's Chapter 11 reorganization case. PCC is managed by Presidio Management Company, LLC and Steinhardt Management Company, Inc., and is administered by Wexford. PCC and its non-U.S. subsidiaries are administered offshore by Hemisphere Management (Cayman) Limited.

         2(c)(ii) Address of Principal Business and Office: c/o Hemisphere Management (Cayman) Limited, Zephyr House, Mary Street, Grand Cayman Islands, British West Indies.

         III.      Wexford Management LLC

         2(a)      Name: Wexford Management LLC ("Wexford")

                                                            Page 11 of 24 Pages

         2(b)      State or Place of Organization: Connecticut

         2(c)(i) Principal Business: Wexford is an investment manager and serves as the administrator of PCC's U.S. assets pursuant to an administrative services agreement.

                   As the administrator, Wexford has full power and authority to supervise the investments of PCC's subsidiaries and to cause those entities to purchase or sell any asset and enter into any other investment related transaction, including lending securities, exercising control over a company and exercising voting or approval rights.

         2(c)(ii)  Address of Principal Business and Office:
                   411 West Putnam Avenue, Greenwich, Connecticut  06830

         IV.       Charles E. Davidson

         2(a)      Name: Charles E. Davidson

         2(b) Business Address: 411 West Putnam Avenue, Greenwich, Connecticut 06830

         2(c) Principal Employment: Charles E. Davidson is chairman and a controlling member of Wexford and the chairman and managing-member of T-Two Management. Mr. Davidson owns 48.05% of Wexford and 50% of T-Two Management. Mr. Davidson also is: (a) a director and the chairman of the board of directors of PCC; (b) chairman of DLB Oil and Gas, Inc., an oil exploration company; (c) chairman of the board and a director of Resurgence Properties, Inc., a real estate management company ("Resurgence"); (d) a director of Technology Service Group, Inc., a company engaged in the design, development, manufacturing and sale of public communications products and services; and (e) a controlling person or an investor in a number of private companies.

         2(f)      Citizenship: United States


         V.        Joseph M. Jacobs

         2(a)      Name:  Joseph M. Jacobs

         2(b) Business Address: 411 West Putnam Avenue, Greenwich, Connecticut 06830

                                                            Page 12 of 24 Pages

         2(c) Principal Employment: Joseph M. Jacobs is president, managing-member and a controlling member of Wexford and the president and member of T-Two Management. Mr. Jacobs owns 48.05% of Wexford and 50% of T-Two Management. Mr. Jacobs also is (a) a director and the chief executive officer and president of PCC; (b) a director and the chief executive officer, president and treasurer of Resurgence; and (c) a controlling person or an investor in a number of private companies.

         2(f)      Citizenship: United States


         VI.       T-Two Partnership Acquisition Company, L.P.

         2(a) Name: T-Two Partnership Acquisition Company, L.P. (the "T-Two Partnership")

         2(b)      State or Place of Organization: Delaware

         2(c)(i) Principal Business: Acquiring equity interests in various limited partnerships, including limited partnerships the general partner of which is controlled directly or indirectly by PCC.

                   The sole general partner of the T-Two Partnership is T-Two Management, LLC, a Delaware limited liability company ("T-Two Management"), whose managing-member is Charles E. Davidson.

                   T-Two Management may, by reason of its status as the general partner of the T-Two Partnership, be deemed to own beneficially the Units of which the T-Two Partnership possesses beneficial ownership. Charles E. Davidson may, by reason of his status as managing-member of T-Two Management, be deemed to own beneficially the Units of which the T-Two Partnership possesses beneficial ownership.

       2(c)(ii) Address of Principal Business and Office: 411 West Putnam Avenue, Greenwich, Connecticut 06830.

        VII.       T-Two Management LLC

       2(a)        Name: T-Two Management LLC ("T-Two-Management")

       2(b)        State or Place of Organization: Delaware

       2(c)(i) Principal Business: Acquiring equity interests in various limited partnerships, including limited partnerships the general partner of which is controlled directly or indirectly by PCC.

                                                            Page 13 of 24 Pages

         2(c)(ii) Address of Principal Business and Office: 411 West Putnam Avenue, Greenwich, Connecticut 06830.

Criminal Convictions: None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Violations of Federal or State Securities Laws: None of the Reporting Persons have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         I.        Presidio Partnership II Corp.

         During the period from July 9, 1996 through August 16, 1996, the Company acquired an aggregate of 506,649.055 Units using its working capital as follows:

                   DATE OF PURCHASE  NUMBER OF UNITS  PURCHASE PRICE PER UNIT
                   ----------------  ---------------  -----------------------
                   7/09/96......              3,210          $    3.69
                   8/01/96......         1,739.0550          $    3.79
                   8/15/96......            500,000          $    4.67
                   8/16/96......              1,700          $    4.20

         All Units were purchased on the limited open market for public partnership interests except for the acquisition on August 15, 1996 which was made in a private transaction with the Detroit Police and Fire Department Fund.

         II.       T-Two Partnership Acquisition Company, L.P.

         During the period from September 12, 1996 through June 19, 1997, the T-Two Partnership acquired on the limited open market for public partnership interests, an aggregate of 63,722.8560 Units using its working capital as follows:

                   DATE OF      NUMBER      PURCHASE PRICE
                   PURCHASE     OF UNITS        PER UNIT
                   ---------  -------------  ---------------
                   9/12/96..          3,000     $    4.25
                   9/24/96..     2,116.5920     $    4.20
                   9/27/96..          3,970     $    3.69


                                                            Page 14 of 24 Pages

                   10/30/96..    6,617.2590     $    4.20
                   2/19/97..          4,380     $    4.25
                   2/26/97..     3,817.2020     $    4.40
                   3/12/97..     4,038.8440     $    4.40
                   3/25/97..     4,045.3980     $    4.40
                   4/01/97..    10,503.9210     $    4.32
                   5/19/97..     8,508.4390     $    4.51
                   6/19/97..    13,355.2010     $    4.92

ITEM 4.            PURPOSE OF TRANSACTIONS.

      I.           Presidio Partnership II Corp.

                   The Company acquired the Units in connection with the liquidation of the general partner positions of the Company's affiliates in the Partnership in order to enhance the value of such sales. The Company contemplates that it may acquire additional Units of the Partnership as part of the liquidation of the assets of PCC, including PCC's indirect ownership of the general partner of the Partnership. PCC plans to distribute the proceeds from such liquidation activities to its shareholders.

     II.           T-Two Partnership Acquisition Company, L.P.

                   The Units were acquired by the T-Two Partnership for investment purposes. The T-Two Partnership contemplates that it may acquire additional Units of the Partnership for investment purposes.


ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER.

      I.           Presidio Partnership II Corp.

       (a) Aggregate Number: 506,649.055 Units of limited partnership interest. Percentage: 8.9% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended March 31, 1997.

       (b) The Company shares the power to vote and the power to dispose of 506,649.055 Units of limited partnership interest. All of the outstanding shares of the Company are owned by PCC. PCC has granted to Wexford the authority to vote and dispose of such Units pursuant to an administrative services

                                                            Page 15 of 24 Pages

                   agreement.  The controlling members of Wexford are Charles
                   E. Davidson and Joseph M. Jacobs.

       (c)         No transactions during the past 60 days.

       (d)         Not Applicable.

       (e)         Not Applicable.


      II.          Presidio Capital Corp.

       (a) Aggregate Number: 506,649.055 Units of limited partnership interest. Percentage: 8.9% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended March 31, 1997.

       (b) PCC shares the power to vote and the power to dispose of 506,649.055 Units of limited partnership interest.

       (c)         No transactions during the past 60 days.

       (d)         Not Applicable.

       (e)         Not Applicable.


    III.           Wexford Management LLC

       (a) Aggregate Number: 506,649.055 Units of limited partnership interest. Percentage: 8.9% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended March 31, 1997.

       (b) Wexford shares the power to vote and the power to dispose of 506,649.055 Units of limited partnership interest.

       (c)         No transactions during the past 60 days.

       (d)         Not Applicable.

       (e)         Not Applicable.

                                                            Page 16 of 24 Pages

     IV.           Charles E. Davidson

       (a) Aggregate Number: 570,371.911 Units of limited partnership interest. Percentage: 10% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended March 31, 1997.

       (b) Mr. Davidson shares the power to vote and the power to dispose of 570,371.911 Units of limited partnership interest.

       (c)         No transactions during the past 60 days.

       (d)         Not Applicable.

       (e)         Not Applicable.


      V.           Joseph M. Jacobs

       (a) Aggregate Number: 570,371.911 Units of limited partnership interest. Percentage: 10% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended March 31, 1997.

       (b) Mr. Davidson shares the power to vote and the power to dispose of 570,371.911 Units of limited partnership interest.

       (c)         No transactions during the past 60 days.

       (d)         Not Applicable.

       (e)         Not Applicable.

     VI.           T-Two Partnership Acquisition Company, L.P.

       (a) Aggregate Number: 63,722.8560 Units of limited partnership interest. Percentage: 1.1% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended March 31, 1997.

       (b) The T-Two Partnership shares the power to vote and the power to dispose of 63,722.8560 Units of limited partnership interest. The sole general partner of

                                                            Page 17 of 24 Pages

                   the T-Two Partnership is T-Two Management LLC, a Delaware limited liability company whose managing-member is Charles
                   E. Davidson.

       (c) Other than as reported in Item 3 above, there were no transactions by the T-Two Partnership during the past 60 days.

       (d)         Not Applicable

       (e)         Not Applicable


     VI.           T-Two Management LLC

       (a) Aggregate Number: 63,722.8560 Units of limited partnership interest. Percentage: 1.1% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended March 31, 1997.

       (b) T-Two Management shares the power to vote and the power to dispose of 63,722.8560 Units of limited partnership interest.

       (c)         No transactions during the past 60 days.

       (d)         Not Applicable

       (e)         Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There is no formal agreement between the Company and the T-Two Partnership with respect to the securities of the Partnership. The Company's sole shareholder, PCC, is a party to an administrative services agreement with Wexford, pursuant to which Wexford manages the investments of the Company and has been granted authority to vote and dispose of the Units held by the Company. The principals of Wexford are the indirect control parties of the T-Two Partnership.


Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Consent to Joint Filing

                                                            Page 18 of 24 Pages

                                      SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          PRESIDIO PARTNERSHIP II CORP.


DATED:  August 6, 1997                   By: /s/ Arthur Amron
                                              --------------------------------
                                               Name: Arthur Amron
                                               Title: Vice President


                                          PRESIDIO CAPITAL CORP.

                                          By:  WEXFORD MANAGEMENT LLC, as Agent

DATED:  August 6, 1997                   By: /s/ Arthur Amron
                                              --------------------------------
                                               Name: Arthur Amron
                                               Title: Senior Vice President

                                          WEXFORD MANAGEMENT LLC

DATED:  August 6, 1997                   By: /s/ Arthur Amron
                                              --------------------------------
                                               Name: Arthur Amron
                                               Title: Senior Vice President

DATED: August 6, 1997                    /s/ Charles E. Davidson
                                          ------------------------------------
                                          Charles E. Davidson

DATED: August 6, 1997                    /s/ Joseph M. Jacobs
                                          ------------------------------------
                                          Joseph M. Jacobs

                                                            Page 19 of 24 Pages

                                           T-TWO PARTNERSHIP ACQUISITION
                                               COMPANY, L.P.

                                           By: T-Two Management LLC, its
                                               general partner

DATED:  August 6, 1997                   By: /s/ Arthur Amron
                                          ------------------------------------
                                               Name: Arthur Amron
                                               Title: Vice President

                                          T-TWO MANAGEMENT LLC

DATED:  August 6, 1997                   By: /s/ Arthur Amron
                                          ------------------------------------
                                              Name: Arthur Amron
                                              Title: Vice President